Exhibit 99.1
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Mynd.ai, Inc.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$29,062	$75,317
Accounts receivable, net of allowance for credit losses of $700 and $211, respectively	37,594	30,506
Inventories	28,705	28,638
Prepaid expenses and other current assets	9,419	11,601
Due from related parties	2,809	1,561
Total current assets	107,589	147,623

Non-current assets:
Goodwill	44,745	44,130
Property, plant, and equipment, net	13,626	14,595
Intangible assets, net	37,459	39,521
Right-of-use assets	2,899	3,448
Deferred tax assets, net	35	34
Other non-current assets	3,439	3,268
Total non-current assets	102,203	104,996

Total assets	209,792	252,619

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	36,795	40,485
Accrued expenses and other current liabilities	36,066	45,959
Loans payable, current	7,873	10,931
Contract liabilities	11,767	11,281
Accrued warranties	16,026	15,749
Lease liabilities, current	1,116	1,047
Due to related parties	5,343	4,621
Total current liabilities	114,986	130,073

Non-current liabilities:
Loans payable, non-current	58,709	58,077
Loans payable, related parties, non-current	—	5,006
Contract liabilities, non-current	18,384	18,581
Lease liabilities, non-current	2,246	2,761
Deferred tax liabilities	9,643	9,756
Total non-current liabilities	88,982	94,181

Total liabilities	203,968	224,254

Commitments and contingencies (Note 14)

Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized. 458,495,740 shares issued and 456,446,860 shares outstanding as of June 30, 2025. 456,477,820 shares issued and 454,958,590 shares outstanding as of December 31, 2024. 10,000,000 shares, $0.001 par value, without designation; none authorized, issued and outstanding as of June 30, 2025 and December 31, 2024.	458	456
Treasury shares, at cost, 2,048,880 and 1,519,230 shares, respectively	(452)	(342)
Additional paid-in capital	485,591	479,480
Accumulated other comprehensive income	3,692	3,344
Accumulated deficit	(483,465)	(454,573)
Total Mynd.ai, Inc. shareholders’ equity	5,824	28,365
Non-controlling interest	—	—

Total shareholders’ equity	5,824	28,365

Total liabilities and shareholders’ equity	$209,792	$252,619

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2025	2024
Revenue	$89,272	$146,853
Cost of revenue	69,884	104,745
Gross profit	19,388	42,108
Operating expenses, net:
General and administrative	14,928	16,419
Research and development	7,782	13,413
Sales and marketing	21,399	22,199
Transaction-related costs	53	125
Restructuring	4,353	1,218
Total operating expenses	48,515	53,374
Operating loss	(29,127)	(11,266)

Other income (expense):
Interest expense	(4,913)	(5,489)
Interest income	637	1,314
Gain on embedded derivative	2,143	9,249
Other income (expense)	2,409	(1,468)
Total other income (expense)	276	3,606

Net loss from continuing operations, before income taxes	(28,851)	(7,660)
Income tax expense	(41)	(39,496)
Net loss from continuing operations	(28,892)	(47,156)
Loss from discontinued operations, net of tax	—	(654)
Net loss	(28,892)	(47,810)
Net loss from continuing operations attributable to non-controlling interest	—	—
Net loss from discontinued operations attributable to non-controlling interests	—	(70)
Net loss attributable to non-controlling interests	—	(70)

Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(28,892)	(47,156)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	—	(584)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc.	$(28,892)	$(47,740)

Net loss per ordinary share
From continuing operations: Basic and Diluted	$(0.06)	$(0.10)
From discontinued operations: Basic and Diluted	$—	$(0.00)
Total basic and diluted	$(0.06)	$(0.10)
Weighted average shares outstanding used in calculating net loss per share: Basic and diluted	456,872,902	456,477,820
See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six months ended June 30,
	June 30, 2025	June 30, 2024
Net loss	$(28,892)	$(47,810)
Other comprehensive loss, net of tax of nil:
Change in foreign currency translation reserve	256	211
Total comprehensive loss	(28,636)	(47,599)
Less: comprehensive loss attributable to non-controlling interest	—	(70)
Comprehensive loss attributable to Mynd.ai Inc.	$(28,636)	$(47,529)

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands, except for share and per share data)

	Common Stock		Treasury stock				Accumulated	Total Mynd.ai Shareholders'	Non-controlling	Total Shareholders'
	Shares	Amount	Shares	Amount	APIC	AOCI	Deficit	Equity	Interest	Equity
Balance as of January 1, 2025	456,477,820	$456	(1,519,230)	$(342)	$479,480	$3,344	$(454,573)	$28,365	$—	$28,365
Net loss	—	—	—	—	—	—	(28,892)	(28,892)	—	(28,892)
Forgiveness of related party loan	—	—	—	—	5,217	—	—	5,217	—	5,217
Foreign currency translation	—	—	—	—	—	256	—	256	—	256
Share-based compensation	—	—	—	—	988	—	—	988	—	988
Vesting of share-based compensation	2,017,920	2	—	—	(2)	—	—	—	—	—
Share repurchase	—	—	(529,650)	(110)	—	—		(110)	—	(110)
Other equity adjustments	—	—	—	—	(92)	92	—	—	—	—
Balance as of June 30, 2025	458,495,740	458	(2,048,880)	(452)	485,591	3,692	(483,465)	5,824	—	5,824

Balance as of January 1, 2024	456,477,820	456	—	—	473,590	3,513	(358,854)	118,705	1,889	120,594
Net loss	—	—	—	—	—	—	(47,740)	(47,740)	(70)	(47,810)
Foreign currency translation	—	—	—	—	—	211	—	211	—	211
Share-based compensation	—	—	—	—	1,131	—	—	1,131	—	1,131
Other equity adjustments	—	—	—	—	(220)	—	—	(220)	—	(220)
Balance as of June 30, 2024	456,477,820	$456	—	$—	$474,501	$3,724	$(406,594)	$72,087	$1,819	$73,906

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended June 30,
	2025	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(28,892)	$(47,810)
Loss from discontinued operations, net of tax	—	654
Net loss from continuing operations	(28,892)	(47,156)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,697	2,728
Deferred taxes	(113)	39,480
Non-cash lease expense	766	929
Non-cash interest expenses	2,799	2,290
Amortization of RDEC credit	(1,005)	(588)
Gain on embedded derivative	(2,143)	(9,249)
Share-based compensation	1,037	1,131
Changes in accounts receivable provision	479	—
Net realizable value adjustments to inventory	396	—
Other	24	38
Change in operating assets and liabilities:
Accounts receivable	1,030	(4,185)
Inventories	811	19,547
Prepaid expenses and other assets	3,062	1,995
Due from related parties	(857)	97
Accounts payable	(5,075)	(6,230)
Accrued expenses and other liabilities	(17,545)	(7,178)
Accrued warranties	(375)	(2,378)
Due to related parties	445	961
Contract liabilities	(129)	947
Lease obligations - operating leases	(681)	(920)
Net cash used in operating activities - continuing operations	(41,269)	(7,741)
Net cash provided by operating activities - discontinued operations	—	391
Net cash used in operating activities	(41,269)	(7,350)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(33)	(434)
Internal-use software development costs	(1,467)	(3,499)
Net cash used in investing activities - continuing operations	(1,500)	(3,933)
Net cash used in investing activities - discontinued operations	—	(650)
Net cash used in investing activities	(1,500)	(4,583)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(11,000)	(16,770)
Proceeds from Revolver	8,000	6,000
Repayment of Paycheck Protection Program Loan	(82)	(96)
Share repurchase	(110)	—
Taxes withheld and paid related to net share settlement of share-based compensation awards	(49)	—
Net cash used in financing activities - continuing operations	(3,241)	(10,866)
Net cash used in financing activities - discontinued operations	—	—
Net cash used in financing activities	(3,241)	(10,866)

Net change in cash and cash equivalents	(46,010)	(22,799)

Cash and cash equivalents, beginning of period	75,317	87,804
Exchange rate effects	(245)	493

Cash and cash equivalents, end of period	$29,062	$65,498

Supplemental disclosure of non-cash investing and financing activities transactions:
Continuing operations:
Forgiveness of related party payables	$5,217	$—
Lease assets acquired in exchange for lease liabilities	$—	$39
Convertible notes issued in exchange for accrued PIK interest	$1,703	$1,643
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$—	$1,228
Discontinued operations:
Lease assets acquired in exchange for lease liabilities	$—	$3,516

Supplemental disclosure of cash transactions:
Cash paid for interest	$1,841	$2,730
Cash refund, net of cash paid for taxes	$1,450	$967

See accompanying notes to the unaudited consolidated financial statements.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

Note 1.    Organization
Mynd.ai, Inc. ("the Company"), a Cayman Islands company, provides global, end-to-end, learning solutions and collaboration tools to help teachers, schools, students, and professionals realize their greatest potential. The Company generates virtually all of its revenue through Promethean World Limited and its consolidated subsidiaries ("Promethean"). The Company's global headquarters is in Seattle, Washington, U.S., and it conducts its business through its various subsidiaries throughout the world, with operations principally focused in the U.S., Europe, and the U.K.
Note 2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying unaudited consolidated financial statements as of June 30, 2025 and for the six months ended June 30, 2025 and June 30, 2024 have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and the rules and regulations of the Securities and Exchange Commission (the “SEC”) for a foreign private issuer. Accordingly, they do not include all of the information and notes required by U.S. GAAP for annual financial statements. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been omitted, provided such omission is not misleading or prohibited by the rules and regulations of the SEC.
In the opinion of management, the unaudited consolidated financial statements contain all normal and recurring adjustments necessary for the fair presentation of the interim periods presented. Operating results for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ended December 31, 2025. The financial data presented herein should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 26, 2025 (the “2024 Form 20-F”).
Discontinued Operations
When the Company has sold or abandoned a business component that represents a strategic shift with a major effect on the Company’s operations and financial results, it classifies that business component as a discontinued operation and retrospectively presents discontinued operations for the comparable periods. The post-tax income, or loss, of discontinued operations are shown as a single line on the face of the consolidated statements of operations. The disposition of the discontinued operation would also result in a gain or loss upon final disposition.
On October 2, 2024, the Company completed the sale (the "Disposition") of all of the Company's holdings of capital stock in Global Eduhub Holdings Limited and subsidiaries ("GEH Singapore"), constituting 85% of the total equity ownership of GEH Singapore prior to the Disposition, for cash consideration of $20,000, pursuant to the terms of a written agreement dated October 1, 2024 between the Company and an entity controlled by the former minority owner of GEH Singapore prior to the Disposition. Prior to the Disposition, GEH Singapore was considered one of the Company's two reportable segments and was composed of Singapore-based kindergarten and student care services. In applying FASB Accounting Standards Codification ("ASC") 205-20 Presentation of Financial Statements – Discontinued Operations ("ASC 250") and ASC 360 Property, Plant, and Equipment ("ASC 360"), the Company determined this sale represented a strategic shift with a major effect on the Company’s operations and financial results, and as a result, the GEH Singapore segment has been presented as discontinued operations and excluded from both continuing operations and segment results for all periods presented. The results of GEH Singapore, including the gain on disposition, were instead presented as discontinued operations in the consolidated statements of operations for the twelve months ended December 31, 2024. The cash flows from the GEH Singapore segment were presented as cash flows from discontinued operations within the consolidated statements of cash flows for the twelve months ended December 31, 2024. The Company has not historically allocated any general corporate overhead to the GEH Singapore segment. See Note 3. Disposition and Note 17. Discontinued Operations for further discussion.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
On September 22, 2022, the Company abandoned the operations of the North America geographic region of the Edmodo business. In applying ASC 205-20 and ASC 360, the Company determined the abandonment qualified for discontinued operations presentation and as such, the consolidated financial statement have been retroactively adjusted, where applicable, to give effect to the discontinued operations for all periods presented. See Note 17. Discontinued Operations for details of operations and financial position that have been included in discontinued operations. In 2024, the Company closed the remaining operations of Edmodo. This closure did not qualify for discontinued operations presentation, as it did not represent a strategic shift with a major effect on the Company’s operations and financial results. Accordingly, the results of the remaining operations of Edmodo have been included in continuing operations for all the periods presented.
Basis of Consolidation
The unaudited consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, and its partially owned subsidiaries and non-controlling interests. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements, in conformity with U.S. GAAP, requires the Company to make estimates and assumptions that affect the application of policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Important estimates and assumptions relate to revenue recognition, impairment of obsolete and slow-moving inventories, valuation of assets acquired and liabilities assumed in business combinations, evaluation of finite-lived tangible and intangible assets, goodwill and indefinite-lived intangible assets for impairment, valuation of embedded derivatives, provision for warranty costs and valuation allowance for deferred tax assets. These estimates and judgments are subject to change based on experience and new information which could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affecting future periods. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.
Reclassifications
The Company has presented the operations and cash flows of the GEH Singapore segment as discontinued operations in the unaudited financial statements for the six months ended June 30, 2024. During the six months ended June 30, 2025, there were no operations activity and cash flows related to the discontinued operations. The Company's balance sheet does not include any assets and liabilities of the GEH Singapore segment as of June 30, 2025 and December 31, 2024. Certain prior period amounts in the consolidated statements of cash flows have been reclassified to conform to the current period presentation.
Liquidity and Capital Resources
As of June 30, 2025, the Company had $29,062 in cash and cash equivalents and net working capital of $(7,397). During the six months ended June 30, 2025, the Company had net cash outflows from continuing operations of $41,269. The Company has in place a revolver with Bank of America. This revolver has a committed line limit of $50,000 through its maturity in January 2028. As of June 30, 2025 and December 31, 2024, the Company had unused borrowing capacity on the revolver of $12,437 and $8,608, respectively, based on the borrowing base calculation as of the respective dates.
Notwithstanding the Company's operating results for the first half of 2025 and its cash balance as of June 30, 2025, assuming the continued implementation of its financial plan and support from its majority shareholder, as set forth below, management believes that the Company has the ability to continue to operate as a going concern for at least the twelve-month period following issuance of these unaudited consolidated financial statements.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Management has developed and has begun implementing plans to mitigate adverse conditions the Company currently faces. These plans, which focus both on increasing revenue and further reducing operating costs, are expected to be effectively implemented over the next twelve months. They include, but are not limited to, the launch of several new hardware products, new partnerships to enhance the Company's SaaS product portfolio, and a continuation of the cost-savings and optimization measures that were implemented in the first half of 2025. In addition to such plans that will supplement the Company's existing sources of liquidity described above, management continues to evaluate potential financing and/or other strategic opportunities.

Further, the Company's majority shareholder has provided the Company with a letter of financial support stating that, for a period of at least 12 months from the date of this filing, should the Company require additional capital to fund its current business commitments and obligations, the Company's majority shareholder shall offer such capital to the Company. In the event such additional capital becomes necessary, the Company will work with its majority shareholder to reach a formal agreement setting forth the terms and conditions for any such funding.
Accordingly, these unaudited consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include adjustments that might result from the outcome of this uncertainty.

Accounts Receivable and Allowance for Credit Losses
Trade accounts receivables are recorded at the invoiced amount and do not bear interest.

The allowance for credit losses is the Company’s best estimate of the credit losses in existing accounts receivable. The Company monitors the financial performance, historical and expected collection patterns, and creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile. The Company also monitors domestic and international economic conditions for the potential future effect on its customers. Past due balances are reviewed individually for collectability. Account balances are charged against the allowance for credit losses when the Company determines it is probable the receivable will not be recovered. All allowance for credit losses are charged to general and administrative expenses on the Company’s consolidated statements of operations.
The allowance for credit losses as of June 30, 2025, and 2024 was as follows:

	Six months ended June 30,
	2025	2024
Balance, January 1	$211	$2,310
Adjustments and provision for estimated credit losses	479	276
Write offs and collections of accounts receivable	—	(1,219)
Foreign currency adjustments	10	(59)
Balance, June 30	$700	$1,308
Inventories
Inventories are valued at the lower of cost or net realizable value ("NRV"). The Company measures the cost of inventories based on the first-in, first-out method. Inventory costs include expenditures incurred in acquiring the inventories, production or conversion costs, as well as other costs incurred in bringing them to their existing location and condition. Inventory is comprised of finished products intended for sale. The Company periodically makes judgments and estimates regarding the future utility and carrying value of inventory. The carrying value of inventory is periodically reviewed and impairments, if any, are recognized when the expected net realizable value is less than carrying value.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Impairment
Long‑lived assets, other than goodwill and indefinite‑lived intangibles, are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the long-lived assets may not be recoverable through the estimated undiscounted future cash flows derived from such assets.
Factors that the Company considers in deciding when to perform an impairment review include significant changes in the Company’s forecasted projections for the asset or asset group for reasons including, but not limited to, significant underperformance of a product in relation to expectations, significant changes or planned changes in the Company’s use of the assets, significant negative industry or economic trends, and new or competing products that enter the marketplace. The recoverability test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset group to the carrying value of that asset group. If impairment is indicated, the asset is written down by the amount by which the carrying amount of the asset exceeds the related fair value of the asset, with the related impairment charge recognized within the statements of operations.
Indefinite-lived intangible assets are tested for impairment annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the indefinite lived intangible asset is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative indefinite-lived asset impairment test. If the Company determines that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, then a quantitative indefinite-lived intangible asset impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.
The Company uses an income approach (generally the relief from royalty method) to determine the estimated fair value of its indefinite-lived intangible assets in concluding whether the fair value of these indefinite-lived intangible assets exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, growth rates, royalty rates, and discount rates. The judgments made in determining the estimated fair value of an indefinite-lived intangible asset can materially impact the Company’s financial condition and results of operations.
Goodwill is evaluated for impairment on an annual basis at a level of reporting referred to as the reporting unit, and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired. The Company has the option to assess the qualitative factors in determining whether it is more likely than not the fair value of the reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform a quantitative goodwill impairment test. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, then a quantitative goodwill impairment test is performed. Impairment tests are performed, at a minimum, on December 31st each year.
The Company may use the income approach (utilizing future estimated discounted cash flows) or the market approach (utilizing revenue multiples of guideline public companies with similar operations and economic characteristics) or a combination of both to determine the estimated fair value of reporting units in determining whether the fair value of its reporting units exceeded their carrying amounts. If the fair value exceeds the carrying amount, then no impairment is recognized. If the carrying amount exceeds the fair value calculated, then an impairment charge is recognized for the difference. The impairment review requires the Company to make judgments in determining various assumptions with respect to revenues, operating margins, growth rates, discount rates, and market multiples of comparable companies. The judgments made in determining the estimated fair value of a reporting unit can materially impact the Company’s financial condition and results of operations.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The observed downward trend, relative to recent prior years, in education technology customer demand throughout all of the key markets in which the Company operates, among other conditions, led the Company to conclude that there were indications that its definite-lived long-lived assets and goodwill might not be recoverable and its indefinite-lived intangible asset might be impaired as of June 30, 2025 and December 31, 2024. Accordingly, the Company performed the following analyses.
(i) A recoverability test to compare the sum of the undiscounted cash flows expected to be generated from the use of the definite-lived long-lived asset group to its carrying amount. Based on this analysis, the Company concluded that the sum of undiscounted cash flows exceeded the carrying amount of the asset group, and thus the definite-lived long-lived assets were recoverable as of June 30, 2025 and December 31, 2024.
(ii) A quantitative impairment analysis to estimate the fair value of its reporting unit, using both the income (based on future estimated discounted cash flows) and market approach (based revenue multiples of guideline public companies with similar operations and economic characteristics). The results of this analysis determined that the estimated fair value of the reporting unit is in excess of its carrying amount, and therefore goodwill was not impaired as of June 30, 2025 and December 31, 2024.
(iii) A quantitative impairment analysis to estimate the fair value of its indefinite-lived intangible asset using the relief of royalty method (based on forecasted future revenues). Based on the results of this analysis, the Company concluded that the estimated fair value of the indefinite-lived intangible asset continued to be in excess of its carrying amount and that the indefinite-lived intangible asset was not impaired as of June 30, 2025 and December 31, 2024.
The Company's estimate of the fair value of its indefinite-lived intangible asset is based on assumptions and estimates that may fluctuate or turn out to be incorrect. As a result of current unfavorable market conditions, the amount by which the estimated fair value of the Company's indefinite-lived intangible asset exceeds its carrying value has decreased and no longer substantially exceeds its carrying value as of June 30, 2025. Due to the inherent uncertainty of certain significant assumptions used in developing this estimate (such as future forecasted revenues), the Company's estimate of fair value could decrease further in future periods, which could result in the recording of impairment charges.
Fair Value Measurements
In estimating fair value, the Company applies ASC 820, Fair Value Measurement ("ASC 820") and uses market-observable data to the extent it is available. In certain cases where observable market data is not available, the Company may engage third-party qualified valuation specialists to perform the valuation. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.
The carrying amounts of the Company’s financial assets and liabilities, such as cash and cash equivalents, accounts receivable, due from related parties, and current assets and liabilities of discontinued operations approximate their fair values because of their short-term nature. The derivative liability associated with the Company’s convertible note is remeasured at fair value at each reporting date and is classified as Level 3 in the fair value hierarchy (see Note 13. Debt).
Certain non-financial assets, such as goodwill, intangible assets, right-of-use assets, and property and equipment, are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. Such fair value measures are considered to be within the Level 3 valuation hierarchy due to the subjective nature of the unobservable inputs used. The Company has not recorded any impairment charges to non-financial assets during any of the periods presented.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Recent Accounting Pronouncements
In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances the transparency and decision usefulness of income tax disclosures. The amendments address more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. The ASU also includes certain other amendments to improve the effectiveness of income tax disclosures. The amendments in this ASU are effective for public business entities for annual periods beginning after December 15, 2024 on a prospective basis. The Company is still evaluating the effect of the adoption of this guidance.
In 2021, the Organization of Economic Cooperation and Development (“OECD”) introduced its Pillar II Framework Model Rules (“Pillar 2”), which are designed to impose a 15% global minimum tax on the earnings of in-scope multinational corporations on a country-by-country basis. Certain aspects of Pillar 2 took effect on January 1, 2024 while other aspects go into effect on January 1, 2025. As the Company does not expect to meet the consolidated revenue threshold of €750 million in the current year or in the next twelve months, the adoption of this standard will not have a material impact on its unaudited consolidated financial statements.
In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures: Disaggregation of Income Statement Expenses (“ASU 2024-03”). ASU 2024-03 will require more detailed information about the types of expenses in commonly presented income statement captions such as “Cost of revenue” and “Selling, general and administrative expenses”. In January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40) to clarify the effective date of ASU 2024-03. The new guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027 with early adoption permitted. The Company is currently evaluating the impact that this change will have on the Company's consolidated financial statements and disclosures.
On July 4, 2025, the U.S. government enacted The One Beautiful Bill Act of 2025 (“OBBBA”), which makes permanent many of the tax provisions enacted in 2017 as part of the Tax Cuts and Jobs Act that were set to expire at the end of 2025. In addition, the OBBBA makes changes to certain U.S. corporate tax provisions, but many are generally not effective until 2026. The Company is evaluating the impact of the new legislation but does not currently expect it to have a material impact on the results of operations.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 3. Disposition
Disposition of GEH Singapore
As previously described in Note 2. Summary of Significant Accounting Policies, on October 2, 2024, the Company completed the disposition of GEH Singapore. At closing, the Company received $20,000 in gross cash proceeds. The following table details the net assets that were transferred as a part of this disposition.

Cash and cash equivalents	$5,546
Accounts receivable, net	515
Prepaid expenses and other current assets	741
Amounts due from related parties	747
Inventories	158
Operating lease right-of-use assets	7,050
Property and equipment, net	4,751
Other non-current assets	2,215
Intangible assets	7,002
Goodwill	1,447
Total Assets	30,172

Due to related parties	(3)
Accounts payable	(328)
Accrued expenses and other current liabilities	(3,611)
Operating lease liabilities - current	(3,607)
Operating lease liabilities - non-current	(3,480)
Contract liabilities - current	(645)
Other non-current liabilities	(3,960)
Deferred tax liability	(1,271)
Total Liabilities	(16,905)

Net assets sold	$13,267
During the second half of 2024, the Company recognized a gain of $9,255 on the disposition, which was included in Income (loss) from discontinued operations, net of tax in the consolidated statements of operations.
The following table summarizes the computation of the gain realized from the disposition:

Cash received	$20,000
Net assets sold	(13,267)
Non-controlling interest	1,956
Other comprehensive income reclassified to current year operations	566
Gain on disposition	$9,255

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 4. Revenue Recognition
Revenue
Sales of hardware and accessories as well as revenue from coordination of freight for our customers is recognized at a point in time. Services include enhanced warranty and training revenue and are recognized over time. Revenue from software-as-a-service ("SaaS") and revenue from future software upgrade rights are also recognized over time.
The following table presents the Company’s revenue disaggregated based on the revenue source and the timing of revenue recognition:

	Six months ended June 30,
	2025	2024
Revenue from hardware, proprietary embedded firmware and accessories	$83,352	$137,248
Revenue from services	3,586	3,908
Revenue from SaaS	2,334	2,463
Revenue from software upgrade rights	—	3,234
Total revenue	$89,272	$146,853
Revenue disaggregation
The following table presents the Company’s revenue disaggregated based on geographic location of customers:

	Six months ended June 30,
	2025	2024
United States	$64,465	$104,913
Rest of World	24,807	41,940
Total revenue	$89,272	$146,853
Contract liabilities

	June 30, 2025	December 31, 2024
Deferred revenue: enhanced warranties	$20,409	$21,090
Deferred revenue: SaaS	6,841	6,078
Deferred revenue: other services	2,901	2,694
Total contract liabilities	$30,151	$29,862

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The contract liabilities listed above represent deferred revenue associated with sales of enhanced warranties, SaaS, and services such as training revenue. The deferred revenue amounts included as contract liabilities represent the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially satisfied). These performance obligations are expected to be satisfied as follows:

	Enhanced warranties	SaaS services	Other services
Remainder of 2025	$2,837	$1,772	$1,801
2026	5,968	1,992	1,100
2027	4,881	1,216	—
2028	3,807	852	—
2029	2,028	556	—
Thereafter	888	453	—
Total contract liabilities	$20,409	$6,841	$2,901
During the six months ended June 30, 2025 and 2024, the Company recognized $5,246 and $8,687, respectively, in revenue that was included in contract liabilities as of January 1, 2025 and 2024, respectively. The Company did not have any contract assets as of June 30, 2025 and December 31, 2024.
Note 5.    Segment Disclosures
Until the date of disposition of the Company's holdings in GEH Singapore, the Company had historically concluded that it had two operating segments and that these two operating segments each represented a reportable segment.
Subsequent to the disposition of GEH, the Company and the Company’s chief operating decision maker ("CODM"), which is its Chief Executive Officer, review the Company’s operations and manage its business as a single operating segment and reporting segment. The financial information provided to the CODM is presented in the same level of detail as the consolidated balance sheet and consolidated statement of operations included within this Form 6-K. The CODM uses net income to assess performance and make decisions regarding resource allocation for the Company.
Note 6.    Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	June 30, 2025	December 31, 2024
Current tax assets	$3,211	$4,583
Prepaid Expenses	2,612	3,395
Other	3,596	3,623
Total	$9,419	$11,601

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 7.    Property, Plant, and Equipment, net
Property, plant and equipment, net consist of the following:

	June 30, 2025	December 31, 2024
Buildings	$364	$338
Plant and machinery	2,399	2,213
Leasehold improvements	285	285
Computer and office equipment	14,803	16,896
Furniture and fixtures	1,814	1,696
Internal use software	15,020	11,311
Construction in progress	747	2,853
	35,432	35,592
Less: Accumulated depreciation	(21,806)	(20,997)
Property, plant and equipment, net	$13,626	$14,595
For the six months ended June 30, 2025 and June 30, 2024, the depreciation expense was $2,634 and $639, respectively.
Note 8. Goodwill and Intangible Assets
Goodwill and Indefinite-Lived Intangible Assets
During the six months ended June 30, 2025, the carrying amount of goodwill changed as a result of the foreign currency adjustments.
There were no changes to the carrying amount of indefinite-lived intangible assets during the periods presented. As of both June 30, 2025 and December 31, 2024, the carrying amount of indefinite-lived intangible assets was $35,997.
Finite-Lived Intangible Assets
The components of finite-lived intangible assets are:

	June 30, 2025
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.00
Patent and developed technology	37,400	(36,043)	1,357	0.34
Tradenames	620	(521)	99	0.42
Non-compete agreements	57	(51)	6	0.42
Total finite-lived intangible assets	$48,591	$(47,129)	$1,462	0.35

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life (Years)
Customer relationships	$10,514	$(10,514)	$—	0.00
Patent and developed technology	37,312	(33,980)	3,332	0.84
Tradenames	570	(394)	176	0.92
Non-compete agreements	54	(38)	16	0.92
Total finite-lived intangible assets	$48,450	$(44,926)	$3,524	0.84
No impairments of finite-lived intangible assets were identified during the six months ended June 30, 2025 and 2024. The Company estimates that it has no significant residual value related to any of the intangible assets.
During the six months ended June 30, 2025 and 2024, intangible assets amortization expense was $2,063 and $2,089, respectively, related to continuing operations and was included in cost of revenue on the Company’s consolidated statements of operations.
The remaining estimated future amortization expense for 2025 related to intangible assets held as of June 30, 2025 was $1,462. All remaining amortization expense will be recognized by December 31, 2025.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 9. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	June 30, 2025	December 31, 2024
Accrued payroll (1)	$8,168	$12,243
Deferred R&D credits (2)	6,793	7,224
Rebates and customer advances	907	628
Interest payable	1,314	678
Accrued duty, freight and related expenses (3)	13,388	16,459
Royalties	585	1,594
Value added tax payables	149	196
Other accrued expenses and liabilities	4,762	6,937
Accrued expenses and other current liabilities	$36,066	$45,959
(1) As of June 30, 2025, accrued payroll includes $698 and other accrued expenses and liabilities include $117 out of an aggregate of $1,634 that will ultimately be paid in cash as a one-time retention payment to certain executive officers and directors of the Company in January 2026. Accrued payroll also includes $303 out of an aggregate of $800 that will ultimately be paid as additional one-time retention payments to certain executive officers of the Company at various times in the first half of 2026. Finally, as of June 30, 2025, Accrued payroll also includes $147 and $54 in severance costs that have been accrued during the first half of 2025 for Poland and the U.S., respectively, but not paid out yet. As of December 31, 2024, Accrued payroll includes, nil and $547 in severance costs that have been accrued during 2024 for Poland and the U.S., respectively.
As of December 31, 2024, accrued payroll included $5,919 and other accrued expenses and liabilities included $1,433 of one-time retention payment to certain officers, directors and employees of the Company. These amounts were paid in cash in January 2025.
(2) Deferred R&D credits represent future offsets to research and development expense in the Consolidated Statements of Operations. These credits were generated through the Company's participation in the U.K. Research and Development Expenditure Credit ("RDEC") program.
(3) As of June 30, 2025, accrued duty, freight and related expenses included $1,588 in purchase commitments to certain of our inventory suppliers. The expectation is that the remaining amount will be settled in the next twelve months. As of December 31, 2024, accrued duty, freight and related expenses included $4,168 in purchase commitments to certain of our inventory suppliers.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 10.     Net Loss Per Share
The following table sets forth the computation of basic and diluted loss per share of the Company's ordinary shares, net of non-controlling interest:

	Six months ended June 30,
	2025	2024
Numerator:
Net loss attributable to ordinary shareholders from continuing operations	$(28,892)	$(47,156)
Net loss attributable to ordinary shareholders from discontinued operations	—	(584)
Net loss attributable to ordinary shareholders	$(28,892)	$(47,740)

Denominator:
Weighted average shares outstanding used in calculating net loss per share	456,872,902	456,477,820

Basic and diluted loss per share:
Net loss per share from continuing operations	$(0.06)	$(0.10)
Net loss per share from discontinued operations	$—	$(0.00)
Net loss per share	$(0.06)	$(0.10)

Basic and diluted loss per share are computed using the weighted average number of ordinary shares outstanding during the period.
The following is a summary of outstanding potential ordinary shares that have been excluded from the computation of diluted net loss per share attributable to ordinary shareholders because their inclusion would have been anti-dilutive:

	Six months ended June 30,
	2025	2024
Convertible debt	57,670,445	33,021,304
Restricted stock units	4,364,561	1,266,753
Note 11.     Share-based Compensation
In January 2024, the Company’s Board of Directors approved the Mynd.ai Equity Incentive Plan (the “Incentive Plan”). Under the Incentive Plan, awards may be granted to officers, employees and consultants of the Company or any of its affiliates in the form of stock options, restricted shares, restricted stock units ("RSUs"), stock appreciation rights, performance stock, performance stock units and other awards. The maximum aggregate number of ordinary shares that was initially authorized for issuance under the Incentive Plan is 54,777,338, together with a corresponding number of American Depositary Shares ("ADS"). The number of ordinary shares available for issuance under the Incentive Plan also includes an automatic annual increase on the first day of each fiscal year beginning in 2025, equal to five percent (5%) of the total number of our ordinary shares outstanding, on a fully diluted basis, on the last day of our immediately preceding fiscal year. Pursuant to this annual increase, an additional 27,731,110 ordinary shares became available for issuance under the Incentive Plan on January 1, 2025.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following table summarizes RSU activity for the periods ended June 30, 2025 and June 30, 2024:

	Six months ended June 30,
	2025		2024
	Number of ADS	Weighted Average Grant Date Fair Value Per ADS	Number of ADS	Weighted Average Grant Date Fair Value Per ADS
Outstanding, beginning balance	4,185,488	$3.43	—	$—
Granted	2,501,632	1.01	3,501,350	3.92
Clawback	(201,665)	3.92	—	—
Vested (1)	(269,257)	3.92	—	—
Forfeited	(1,569,424)	3.45	(40,179)	3.92
Outstanding, ending balance	4,646,774	$2.07	3,461,171	$3.92
(1) These amounts are shown gross of 67,465 shares withheld by the Company to satisfy certain tax withholding obligations in connection with the vesting of certain restricted stock units.
During the six months ended June 30, 2025 and June 30, 2024, the Company recorded share-based compensation expense of $1,037 and $1,131, respectively. As of June 30, 2025 total unrecognized compensation expense related to unvested awards was $5,959, which is expected to be recognized over a weighted-average period of 1.96 years.
Note 12. Related Party Transactions
As of June 30, 2025 and December 31, 2024, the Company has receivables of $2,809 and $1,561, respectively, and payables of $5,343 and $4,621, respectively, with related parties with common ownership. Receivables relate to reimbursements owed by related parties for costs incurred, including employee-related costs and services provided by the Company on behalf of related parties. Payables relate to engineering, hosting, and employee services provided by related parties on behalf of the Company. These payables exclude the Loans payable, related parties, non-current discussed below, as well as the Convertible Note discussed in Note 13. Debt. The Company did not recognize any revenue from related parties for the six months ended June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025, the Company provided services to related parties totaling a net of $841. During the six months ended June 30, 2024, the Company received services from related parties totaling a net of $2,823.

As of December 31, 2024, the Company had $5,006 in funding from a related party, which was recorded as Loans payable, related parties, non-current on the consolidated balance sheets. As of June 30, 2025, $5,217 owed by the Company to this related party was extinguished. The resulting benefit from the extinguishment of this funding has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
As of December 31, 2024, certain historical net payable balances of $2,412 owed by Edmodo to a related party were forgiven, as a result of the formal dissolution of Edmodo LLC. The resulting benefit from the forgiveness of these payables has been presented as an increase to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
As of June 30, 2024, the non-controlling interest of $1,819 in the Company was held by an employee of GEH Singapore. This non-controlling interest was disposed of as part of the disposition of GEH Singapore in October 2024.
In December 2023, the Company issued a senior secured convertible note to an entity which is considered a related party as of June 30, 2025 and December 31, 2024. See further discussion of this note in Note 13. Debt.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 13. Debt
Debt outstanding consists of the following:

	June 30, 2025	December 31, 2024
Revolver	$8,000	$11,000
Paycheck Protection Program Loan	—	82
Less revolver issuance costs	(127)	(151)
Loans payable, current	7,873	10,931

Convertible Note (a)	58,007	55,239
Embedded derivative (b)	776	2,919
Less issuance costs on convertible debt	(74)	(81)
Loans payable, non-current	58,709	58,077

Loans payable, related parties, non-current	—	5,006
	$66,582	$74,014
(a) The Convertible Note balance comprises of the following:

	June 30, 2025	December 31, 2024
Initial measurement which represents the gross proceeds received less fair value of the embedded derivative	$50,260	$50,260
PIK notes issued	5,012	3,309
Accrued PIK interest	153	159
Accretion of discount on issuance	2,582	1,511
	$58,007	$55,239

(b) Represents the embedded derivative included within the Convertible Note that is bifurcated and stated at fair value at June 30, 2025 and December 31, 2024.
The following table summarizes the debt maturities for the Convertible Note and the Revolver:

Remainder of 2025	$—
2026	—
2027	—
2028 (1) (2)	78,165
$78,165
(1) The Company classifies the Revolver as a current liability on its consolidated balance sheets due to its intent and practice of using the Revolver for short-term financing needs. However, in the table above, the Revolver has been reflected at its maturity date in 2028.
(2) Debt maturing in 2028 also includes the Convertible Note with a maturity value of $65,000, $5,012 of additional PIK notes issued in 2024 and 2025, and accrued PIK interest at June 30, 2025 of $153.
Convertible Note
In December 2023, the Company issued a senior secured convertible note, in the principal amount of $65,000 (the “Convertible Note”). The Convertible Note bears (i) cash interest at the rate of 5.00% per annum and (ii) paid-in-kind interest ("PIK") at the rate of 5.00% per annum, payable by issuing additional notes ("Notes" while referring to the Convertible Note plus the Notes issued in connection with the PIK interest). Both the cash interest and PIK interest are payable semiannually on June 15 and December 13 of each year. Since the Company prepaid the cash interest due in 2024 at the time of issuance of the Convertible Note, the first semiannual payment of cash interest of $1,703 was paid on June 15, 2025. PIK interest is payable by issuing additional notes in an amount equal to the applicable amount of PIK interest for the interest period. During 2024, the Company issued two additional Notes in the aggregate amount of $3,309 representing PIK interest, and on June 15, 2025, the Company issued an additional Note in the amount of $1,703 representing PIK interest. The Company has capitalized a total of $116 of debt issuance costs related to the Convertible Note.
The Notes are senior secured obligations of the Issuer and mature on December 13, 2028, unless earlier redeemed, repurchased or converted. The initial conversion rate per $1 principal amount of the Notes is equal to the product of (i) $1 divided by (ii) 115% of the “GEHI Per Share Value” as defined under the Convertible Note agreement (the “Initial Conversion Price”), or $2.023. The conversion rate was subject to one-time adjustment in accordance with the terms of the Convertible Note. This adjustment changed the conversion rate to $1.214 per share effective December 13, 2024. The Notes are convertible at the option of the Holder at any time until the outstanding principal amount (including any accrued and unpaid interest) has been paid in full. Subject to the terms of Notes, the Holder may elect to receive the Company's ADS in lieu of the Company’s ordinary shares, par value $0.001 per share, (the “Ordinary Shares”), upon conversion of the Notes.
Certain features of the Convertible Note, including the conversion option, redemption at the holder's election upon occurrence of Fundamental Change events as specified in the Notes, and acceleration of amounts due under the Convertible Note upon an event of default require, bifurcation and separate accounting as a single embedded derivative (the “Embedded Derivative”) from the Convertible Note pursuant to ASC 815, Derivatives and Hedging ("ASC 815"). The Embedded Derivative is measured at fair value utilizing Level 3 inputs under the fair value measurement hierarchy on the date of issuance and at the end of each reporting period. The discount on the Note of $14,740 resulting from the initial fair value of the embedded derivative is amortized to interest expense using the effective interest method and changes in the fair value of the embedded derivative are recorded as other (income) expense in the consolidated statements of operations.
The Convertible Note contains certain representations, warranties, events of default, and negative covenants that limit, without consent of the holder(s) of the Convertible Note, the Company's ability, among other things, to incur additional indebtedness, sell or acquire assets, undertake capital expenditures, and enter into transactions with third parties. As of June 30, 2025 and December 31, 2024, the Company believes it was in material compliance with all such covenants.
During the six months ended June 30, 2025 and June 30, 2024, the Company recognized a gain on remeasurement of the Embedded Derivative of $2,143 and $9,249 in the consolidated statements of operations, calculated as the change in the fair value of the Embedded Derivative as of the end of the respective periods.
The fair value of the Convertible Note and Embedded Derivative was calculated using a with and without method for the period ended, June 30, 2025 and December 31, 2024, using a Monte Carlo simulation model with the following assumptions:

	June 30, 2025	December 31, 2024	Relationship of significant unobservable input to fair value
Fair value of the Convertible Note including the Embedded Derivative	$51,988	$51,039
ADS price	$0.89	$2.00	Increase in share price will increase the value of the derivative
Term (years)	3.45	3.95	Decrease in term will decrease the value of the derivative
Expected volatility	81.0%	68.0%	Increase in expected volatility will increase the value of the derivative
Risk-free rate	3.7%	4.3%	Increase in risk-free rate will increase the value of the derivative
Credit risk adjusted rate	20.0%	20.0%	Increase in credit risk adjusted rate will increase the value of the derivative
Revolver
In June 2018, the Company entered into a secured revolving line of credit facility for borrowings up to $35,000 with Bank of America with an original termination date of June 25, 2021, which was extended to January 19, 2028 through subsequent amendments. Subsequent amendments also amended the borrowing capacity up to $74,000 through March 31, 2024, and $50,000 thereafter through January 19, 2028. During the six months ended June 30, 2024, the Company expensed revolver amendment fees and expenses of $77. There were no amendment fees during the six months ended June 30, 2025.
In October 2024, in connection with the expected discontinuation of the publication of the Bloomberg Short-Term Bank Yield Index Rate as administered by the Bloomberg Index Service Limited ("BSBY"), the Company further amended the Revolver by entering into a conforming changes amendment with Bank of America, N.A. that added and amended certain terms related to the replacement of the BSBY as a benchmark rate with the Secured Overnight Financing Rate ("SOFR") as administered by the Federal Reserve Bank of New York. In accordance with the expedient in ASU 2020-04, the Company did not apply modification accounting to the contract.
Interest on the Revolver accrues at the choice of rate of (a) the Prime Rate as announced by Bank of America, (b) the Federal Funds Rate plus 0.50%, or (c) SOFR for a fixed term of 30, 90, or 180 days (at the election of the Company), plus the Applicable Margin. The Applicable Margin varies between 0.90% and 2.30% and depends on the Company's Fixed Charge Coverage Ratio and the type of rate chosen. Interest accrued on draws on the line of credit using the Prime Rate or the Federal Funds Rate plus 0.50% is calculated on a daily basis and is charged to the line of credit daily. Interest accrued on draws on the line using the SOFR rate is calculated on a daily basis, but is only charged to the line of credit at the end of the 30, 90, or 180 day fixed term period elected by the Company.
As of June 30, 2025 and December 31, 2024, the outstanding balance on the line of credit was $8,000 and $11,000, respectively. Of the total outstanding balance at June 30, 2025, there were four tranches of $2,000 each that incurred interest at an annual rate of 6.42%, 6.43%, 6.46%, and 6.56%. Of the total outstanding balance at December 31, 2024, there were three tranches of $3,000 each that incurred interest at an annual rate of 6.73%, 7.62% and 7.67% and one tranche of $2,000 that incurred interest at an annual interest rate of 7.17%. There is no requirement to pay down the line of credit balance until the Revolver Termination Date on January 19, 2028.
Borrowings under the Revolver are collateralized by the Company’s eligible trade receivables globally and eligible inventories in the United States and the Netherlands. Eligibility is determined by Bank of America and is based on the country of origin for the Company’s trade receivables and the type and nature of the Company’s inventory in the United States and the Netherlands. As of June 30, 2025 and December 31, 2024, the Company had unused borrowing capacity of $12,437 and $8,608 respectively, based on the borrowing base calculation as of the respective dates.
The Revolver loan agreement includes a number of affirmative and negative covenants. As of June 30, 2025, the Company was in material compliance with all such covenants.
Paycheck Protection Program
In May 2020, the Company entered into a $5,396 loan agreement under the Paycheck Protection Program (the “PPP”) with a 1% interest rate, which is administered by the U.S. Small Business Administration (the “SBA”). On October 18, 2022, the Company qualified for partial loan forgiveness from the SBA and $4,923 of the loan was forgiven. The PPP loan was fully repaid by the end of May 2025. During the six months ended June 30, 2025 and 2024, the Company repaid $83 and $97 of the PPP loan.
The loans payable, related parties, non-current are discussed in detail above in Note 12. Related Party Transactions.
Note 14. Commitments and Contingencies
Warranty
Changes in accrued warranty liabilities during the indicated periods are as follows:

	Six months ended June 30,
	2025	2024
Balance, January 1	$15,749	$17,871
Provision	4,033	2,856
Utilized	(4,179)	(5,233)
Foreign currency adjustment	423	(45)
Balance, June 30	$16,026	$15,449

The provision amount in the table above represents adjustments recorded for estimated future costs related to units under warranty as of each balance sheet date, including both accruals for warranties issued during the year and changes in the provision for accruals related to previously issued warranties. The provision reflects the most current information available to the Company regarding key inputs into the estimated provision, including product failure rates and costs necessary to provide the warranty services.
Included in the 2024 provision amount is a reduction of $2,489 as a result of lower estimated future costs due to continued low failure rates on our ActivPanel 9 and our ActivPanel LX models. There was no comparable adjustment in 2025.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Litigation
The Company may be subject to various legal proceedings and claims of which the outcomes are subject to significant uncertainty. The Company’s policy is to assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. A determination of the amount of the liability required, if any, for these contingencies is made after an analysis of each known event. A liability would be recognized and charged to operating expense when the Company determines that a loss is probable, and the amount is reasonably estimable. Additionally, the Company will disclose of contingencies for which a material loss contingency is reasonably possible but not probable or when a material loss contingency is probable but not reasonably estimable.
Edmodo was originally acquired by NetDragon Websoft Holdings Limited ("NetDragon"), a related party of the Company, in 2018. Effective January 1, 2022, NetDragon transferred ownership of Edmodo to Promethean, and converted Edmodo to a limited liability company via a common control transaction. The Company subsequently filed to dissolve Edmodo LLC in the State of Delaware, effective June 3, 2024. The Company received formal confirmation of the dissolution in November 2024.
On October 9, 2024, Edmodo LLC received an initial notice of civil monetary penalty ("Initial Notice") in the amount of $14,625 on the basis of alleged misstatements made by Edmodo during the initial Committee on Foreign Investment in the U.S. ("CFIUS") investigation of NetDragon's original acquisition of Edmodo and on the basis of violations of provisions of the National Security Agreement entered into on May 3, 2021 ("NSA"), which CFIUS alleges represent material violations of the NSA. Following receipt of the Initial Notice, Edmodo (through external counsel) submitted a timely response to the Initial Notice with a Petition for Reconsideration. CFIUS issued a Final Penalty Notice ("Final Notice") on January 14, 2025, for the same amount of civil monetary penalty. Payment of this penalty was due 45 calendar days following the date of the Final Notice. Since Edmodo was dissolved, no payment was made and CFIUS may refer the matter to the Department of Justice ("DOJ") for the DOJ to file an action in Federal District Court to collect the penalty plus interest, additional penalties, and handling and processing fees.
In March 2025, CFIUS sent an email requesting that Promethean respond to a set of document requests. The email indicated that the basis for the request was so that CFIUS could prepare for and assess possible next steps related to efforts to recover the previously assessed civil monetary penalty. Promethean responded to the document requests on April 29, 2025. Since the submission of the responses, there has been no further communication from CFIUS.
If an action is filed by the DOJ, such action will be vigorously defended on the basis that Edmodo LLC was properly dissolved and that there are no likely or reasonable circumstances which warrant the nullification of Edmodo’s certificate of cancellation and thus no penalty can be assessed against a dissolved entity. Additionally, if necessary, arguments will be made that Promethean is not a successor entity to Edmodo and that Promethean should not be responsible for payment of the penalty. The Company cannot predict if or when the DOJ may decide to file an action to collect the penalty (there is no statute of limitations) or predict with any degree of certainty the outcome of such an action should the DOJ bring one. At this time, the Company is unable to estimate the likelihood of a negative outcome or the potential loss or range of loss associated with this matter.
In addition to the NSA mentioned above, the Company, along with its Promethean World Limited subsidiary and Promethean Inc. subsidiary, are parties to a second NSA with CFIUS, which generally restricts Promethean from disclosing, transferring, or providing access to Protected Data (as defined in the NSA, including certain U.S.-based personally identifiable information) to NetDragon, the Company (with the exception of certain Promethean personnel who are also Company personnel), or persons in China. To date, the Company has self-reported one or more instances that could give rise to violations of the NSA. While CFIUS has not imposed penalties for the reported instances, it has the authority to do so if it deems the instances to represent material violations of the NSA, with potential fines of up to $250 per material violation or the value of the related transaction, whichever is greater, with the ultimate amount of the penalty imposed being based on the nature of the violations and as determined by CFIUS. Accordingly, the Company accrued an immaterial amount as of December 31, 2024, which represents the Company's estimate of its potential liability exposure for these violations, based on the information available to the Company at this time.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The Company has not identified any potential new violations of the NSA in the first half of 2025. Accordingly, no additional amounts have been accrued, and the accrued balance remains unchanged from December 31, 2024.
Other than potentially those matters described above, as of June 30, 2025 and through the issuance of these unaudited consolidated financial statements, the Company does not believe the resolution of any legal proceedings or claims of which it is aware or any potential actions will have a material effect on its financial position, results of operations or cash flows.
Note 15.    Leases

The table below presents certain information related to the Company’s lease costs:

	Six months ended June 30,
	2025	2024
Operating lease expense	$766	$929
Short-term lease expense	102	259
Total lease cost	$868	$1,188
Note 16.    Income Taxes
The provision for income taxes for interim tax periods is generally determined using an estimate of the Company’s annual effective tax rate, excluding jurisdictions for which no tax benefit can be recognized due to valuation allowances, and adjusted for discrete tax items during the period.
As of December 31, 2024, the Company had recorded a full valuation allowance against its U.S. and U.K deferred tax assets, due to uncertainty regarding their realizability. There was no new positive evidence regarding the realizability of these deferred tax assets in the first half of 2025 which would cause management to change its previous valuation allowance conclusion as of June 30, 2025.
As of June 30, 2025, management determined that there is sufficient positive evidence to conclude that it is more likely than not that certain of its deferred tax assets outside the U.S. and U.K. were realizable. For those non-U.S. and non-U.K. jurisdictions where partial allowances have been recorded, the valuation allowances are primarily the result of specific tax losses carried forward that are expected to expire prior to being utilized.
The Company recorded income tax expense of $41 and $39,496 for the six months ended June 30, 2025 and 2024, respectively. The June 30, 2025 provision represents the net of estimated current tax expense that will be owed in jurisdictions without a full valuation allowance, partially offset by deferred tax benefit on reversing book-tax differences. The June 30, 2024 provision was primarily driven by the recording of a full valuation allowance against all U.S. deferred tax assets due to the uncertainty regarding their realizability, as a result of cumulative pre-tax losses in the United States in recent years and the decline in sales, as a result of reduced customer demand, during the first six months of 2024.
Note 17. Discontinued Operations
In 2022, the Company concluded that its abandonment of the North America geographic region of the Edmodo business qualified for presentation as discontinued operations. In 2024, the Company concluded that its sale of its holdings of capital stock of GEH Singapore also qualified for presentation as discontinued operations. In both cases, this conclusion was reached because the disposal represented a strategic shift with a major effect on the Company's operations and financial results. See further discussion at Note 2. Summary of Significant Accounting Policies.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
The following table provides a reconciliation of the Company’s net loss from discontinued operations presented in the consolidated statements of operations for the six months ended June 30, 2024. There are no interest or other corporate costs allocated to discontinued operations in the financial results presented below 1.

	Six months ended June 30, 2024
	GEH Singapore	Edmodo	Total
Revenue	$19,130	$—	$19,130
Cost of revenue	15,862	—	15,862
Gross profit	3,268	—	3,268

Operating expenses:
General and administrative	3,797	64	3,861
Sales and marketing	298	—	298
Total operating expenses	4,095	64	4,159

Operating loss from discontinued operations	(827)	(64)	(891)

Other income (expense):
Interest expense	(29)	—	(29)
Other income	402		402
Total other income (expense)	373	—	373

Loss from discontinued operations, before income taxes	(454)	(64)	(518)
Income tax expense	(136)	—	(136)
Loss from discontinued operations, net of tax	(590)	(64)	(654)
Net loss attributable to non-controlling interests	(70)	—	(70)
Net loss attributable to Mynd	$(520)	$(64)	$(584)
1 Rounding may impact summation of amounts.
Note 18.     Shareholders' equity
In January of 2025, the Company repurchased 52,965 ADSs in the open market for a total consideration of $110 (including transaction costs of $3) under the Company's previously announced share repurchase program. The Company funded the repurchases under the repurchase program with cash on hand. All shares were purchased through the open market. Repurchases may be made from time to time, subject to applicable securities laws, through open-market purchases, privately negotiated transactions, or by other means (including Rule 10b5-1 and Rule 10b5-18 compliant trading plans). Depending on market conditions, liquidity and other factors, these repurchases may be commenced or suspended from time to time without prior notice. There are no assurances regarding how many additional ADS/Ordinary Shares, if any, the Company may repurchase.
In April of 2025, in connection with the vesting of RSUs previously granted under the Company’s Incentive Plan to certain of the Company’s employees, executive officers and directors of the Company, the Company issued an aggregate of 201,792 ADSs to such individuals.

Mynd.ai, Inc.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)
Note 19.     Subsequent Events
The Company has evaluated all known events and transactions that occurred after June 30, 2025 through the date of the issuance of these unaudited consolidated financial statements, and determined that that no subsequent events have occurred that would require recognition or disclosure in these financial statements, except as disclosed below.
In July of 2025, in connection with the vesting of RSUs previously granted under the Company’s Incentive Plan to certain of the Company’s employees, executive officers, and directors of the Company, the Company issued an aggregate of 353,232 ADSs to such individuals. Additionally, 18,176 RSUs have been forfeited since June 30, 2025.
On August 25, 2025, Promethean Inc., a subsidiary of the Company, entered into an agreement with a third party to acquire all of the software, patents, trademarks, know-how and other intellectual property related to an AI voice and remote-control technology. Subject to the satisfaction of certain conditions, the closing is expected to occur during the third quarter, however, there can be no assurances that the transaction will be consummated.